Exhibit 1

Transactions in the Securities of the Issuer During the Past 60 Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RPD Opportunity Fund LP

Purchase of Shares	924,709	$2.57	04/13/2026
Sale of Shares	(1,100,900)	$2.56	04/13/2026
Sale of Shares	(22,683)	$3.49	05/15/2026
Sale of Shares	(16,628)	$3.66	05/18/2026
Sale of Shares	(32,955)	$3.79	05/19/2026
Sale of Shares	(20,870)	$3.56	05/20/2026
Sale of Shares	(11,837)	$3.65	05/22/2026
Sale of Shares	(15,828)	$3.68	05/26/2026
Sale of Shares	(27,439)	$3.71	05/27/2026
Sale of Shares	(23,869)	$3.84	05/28/2026
Sale of Shares	(38,583)	$4.12	05/29/2026
Sale of Shares	(39,034)	$4.46	06/01/2026
Sale of Shares	(28,739)	$4.20	06/02/2026
Sale of Shares	(24,100)	$3.89	06/03/2026